Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change June 8, 2010
Item 3	News Release The news release dated June 8, 2010 was disseminated through Marketwire’s US and Canadian Timely Disclosure Network.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reports on the ramp-up progress at its wholly-owned Pirquitas Mine in Argentina, which is on track to produce seven million ounces of silver as forecasted for 2010.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated June 8, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 8th day of June, 2010

June 8, 2010	News Release 10-18

PIRQUITAS MINE AND EXPLORATION PROJECT UPDATE

Vancouver, B.C. – Silver Standard Resources Inc. (nasd: ssri, tmx: sso) (the “Company”) is pleased to report on the ramp-up progress at its wholly-owned Pirquitas Mine in Argentina, which is on track to produce seven million ounces of silver as forecasted for 2010.

In the month of May, the Pirquitas Mine produced 617,900 ounces of silver by processing 120,005 tonnes of ore at an average silver grade of 240.9 grams per tonne. This compares to April production of 535,400 ounces of silver from processing 111,799 tonnes of ore at an average silver grade of 252.6 grams per tonne. As the percentage of sulphide ore in the mill feed increases, silver recoveries continue to improve, achieving an average of 66% for the month of May versus 59% for the month of April.

Snowfield and Brucejack, British Columbia

Drilling has commenced at Silver Standard’s wholly-owned Snowfield and Brucejack Projects located 65 kilometers north-northwest of Stewart, British Columbia. The objectives of the 42,000-meter program include infill drilling at Snowfield, and expansion of known gold resources and new target definition at Brucejack. A preliminary assessment was recently completed on the Snowfield Project (see news release Snowfield Preliminary Assessment Results dated June 1, 2010) and a preliminary assessment is underway on the combined Snowfield and Brucejack Projects. Together the two projects cover one of Canada’s most significant gold discoveries in the last decade.

Berenguela, Peru

Drilling has commenced at the Berenguela Project in Puno, Peru. A 5,000-meter diamond drill program will test for the source at depth of the silver-copper resource at surface. Berenguela hosts an indicated resource of 66.1 million ounces of silver and 316 million pounds of copper and inferred resources of 21.6 million ounces of silver and 98 million pounds of copper. (Please refer to the NI 43-101 resource estimate dated October 26, 2005 and available on the Company’s web site.)

San Agustin, Mexico

A comprehensive geophysical program is underway at the San Agustin Project in Mexico to test for the source of the known mineralization at depth. San Agustin hosts indicated resources of 1.59 million ounces of gold and 47.8 million ounces of silver and inferred resources of 1.06 million ounces of gold and 36.9 million ounces of silver. (Please refer to the Company’s NI 43-101 mineral resource estimate filed on SEDAR on May 7, 2009.)  The geophysics will be followed by a 6,000-meter drill program in the third quarter.

Challacollo, Chile

A geophysical program is planned to commence in July, to be followed up with a 5,000-meter drill program in the fourth quarter. Work will target the project’s polymetallic sulphide mineralization and copper porphyry potential.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Vice President, Exploration, Silver Standard Resources Inc., is the Qualified Person responsible for Silver Standard’s exploration programs.

Silver Standard Resources Inc. is a silver mining company that seeks growth through discovery, the development of its project pipeline, and accretive acquisition opportunities.

Contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

Forward Looking Statements: Certain statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Forward-looking statements include, without limitation, the estimation of mineral reserves and resources, the timing and amount of estimated future production, costs of production, and costs and timing of development of new deposits. Such risks and uncertainties include, but are not limited to, the timing to complete drilling programs at the Company’s exploration projects; differences in U.S. and Canadian practices for reporting mineral resources and reserves; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; the Company's ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; uncertainty of production and cost estimates; the Company's history of losses and expectation of future losses; changes in prices for the Company's mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the Company may carry on business; technological and operational difficulties or inability to obtain permits or land use agreements in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F and other filings with the Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

Cautionary note to U.S. investors: The terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. "Inferred mineral resources" in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

(Source: Silver Standard Resources Inc.)